05058562

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2005
WASH. D.C.
209
SECTION

Form 11-K

(Mark One)

XX Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2004

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission file numbers 1-15170 ~~98-0101920 and 23-1099050~~

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
England TW8 9GS

PROCESSED
JUL 0 5 2005
THOMSON
FINANCIAL

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
England TW8 9GS

SmithKline Beecham Corporation
One Franklin Plaza
Philadelphia, PA 19101

EXHIBITS

1. Written consent of PricewaterhouseCoopers L.L.P

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

Date: June 28, 2005

By: M. Judith Lynch
Vice President,
U.S. Benefits

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline p.l.c. of our report dated June 27, 2005 relating to the financial statements of GSK Puerto Rico Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 28, 2005

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

REPORT ON AUDITS OF
FINANCIAL STATEMENTS
for the years ended
December 31, 2004 and 2003
AND SUPPLEMENTAL SCHEDULE
at December 31, 2004

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

for the years ended December 31, 2004 and 2003

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the GSK Puerto Rico Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

PricewaterhouseCoopers LLP

June 27, 2005

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2004	2003
Assets:		
Cash and cash equivalents	$ 3,248,881	$ 3,545,632
Investments (See Note 3)	44,983,240	40,323,875
Receivables:		
Employer contributions	79,270	52,034
Participant contributions	105,317	28,158
Dividends and interest receivable	211,257	170,844
Total receivables	395,844	251,036
Total assets	48,627,965	44,120,543
Liabilities:		
Accrued management fees	3,339	1,621
Total liabilities	3,339	1,621
NET ASSETS AVAILABLE FOR BENEFITS	$ 48,624,626	$ 44,118,922

See accompanying notes to financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31, 2004	For the year ended December 31, 2003
Additions:		
Additions/(deductions) to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (See Note 3)	$ 1,302,027	$ 5,551,260
Interest	558,475	599,952
Dividends	871,864	663,430
	2,732,366	6,814,642
Contributions:		
Participant	4,800,461	4,760,932
Employer	2,771,168	2,698,395
	7,571,629	7,459,327
Total additions	10,303,995	14,273,969
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	5,791,015	9,149,459
Administrative expenses	7,276	23,118
Total deductions	5,798,291	9,172,577
Net increase	4,505,704	5,101,392
Net assets available for benefits:		
Beginning of year	44,118,922	39,017,530
End of year	$ 48,624,626	$ 44,118,922

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan"), formerly the SB Puerto Rico Retirement Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SB Pharmco Puerto Rico Inc. (the "Company"). The Plan was established to encourage and assist eligible Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

While the Company has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Investment Options:

The Plan provides for various investment options through a combination of mutual funds, common/collective trust funds, and GlaxoSmithKline American Depository Shares (ADSs). Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for plan benefits.

Administrative Expenses:

Certain administrative functions are performed by officers or employees of the SmithKline Beecham Corporation, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee and custodian's fees are paid directly by the Company. However, certain management fees relating to fund oversight are paid directly by the Plan. During the years ended December 31, 2004 and 2003, the Company paid administrative expenses of $59,463 and $57,096, respectively, on behalf of the Plan.

1. Description of the Plan, continued

Contributions:

Each year, participants may contribute up to 10% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan. Participants may direct their contributions among any of the Plan investment options and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not excess of the 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for employer stock ownership contributions of 2% of eligible employee compensation, regardless of whether the employee voluntary contributes to the Plan

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and expenses. The earnings of the investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ordinary shares of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Employees are immediately and fully vested in their employee contributions, employer matching contributions and Stock Ownership Account contributions, plus actual earnings thereon.

Payment of Benefits:

Participants may withdraw their after-tax contributions and employer matching contributions made prior to July 1, 2001, during employment. Post July 1, 2001, employer matching contributions may not be withdrawn until termination of employment as defined in the Plan document.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), retirement, disability, or death. Payment is in the form of a lump sum distribution as cash, or ADSs of GlaxoSmithKline plc.

2. Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investment Valuation and Income Recognition:

Investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common/Collective trusts are valued at unit value.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits paid to Participants:

Benefits paid to participants from their accounts are recorded in the period paid.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications:

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3. Investments:

Investments held by the Plan as of December 31, 2004 and 2003 are as follows:

	2004	2003
ADSs:		
GlaxoSmithKline plc*, **	21,829,161	19,921,751
Mutual funds:		
Puritan Fund	1,789,717	1,680,114
Magellan Fund*	2,834,260	2,641,649
Templeton Foreign Fund A	452,515	397,023
Freedom Income	141,581	57,584
Freedom 2000	99,151	35,642
Freedom 2010	124,868	78,034
Freedom 2020	196,963	122,936
Freedom 2030	68,630	49,370
Freedom 2040	150,677	41,133
Total mutual funds	5,858,362	5,103,485
Common/Collective Trust Funds:		
SSgA S&P 500 Index Fund*	2,475,212	2,794,224
MIP I Stable Value Fund*	13,289,539	12,238,521
SSgA Russell 2000	1,530,966	265,894
Total Common/Collective Trust Funds	17,295,717	15,298,639
Total investments	$ 44,983,240	$ 40,323,875

* The denoted investments represent 5% or more of the Plan's net assets.
** Includes nonparticipant-directed investments (See Note 4.)

During 2004 and 2003, the Plan's investments, including investments bought and sold, as well as held during the year, appreciated in value as follows:

	For the year ended December 31, 2004	2003
GlaxoSmithKline Stock Fund	$ 524,569	$ 3,901,269
Mutual funds	306,735	834,305
Common/ Collective Trust Funds	470,723	815,686
	$ 1,302,027	$ 5,551,260

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments from employer stock account contributions is as follows:

	December 31,	
	2004	2003
Net Assets:		
GlaxoSmithKline Stock Fund	$ 4,772,410	$ 3,618,678

	For the year ended December 31,	
	2004	2003
Changes in Net Assets:		
Contributions	$ 1,024,668	$ 976,004
Net appreciation	297,727	691,163
Benefits paid to participants	(168,663)	(267,440)
	$ 1,153,732	$ 1,399,727

5. Party-In-Interest Transactions:

The Plan's trustee is Banco Santander and State Street Bank and Trust is the custodian of the Plan.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two GlaxoSmithKline plc ordinary shares. In 2004, the Plan purchased ADSs in the amount of $1,810,807 and sold ADSs in the amount of $427,966.

6. Federal Income Taxes:

Effective January 17, 2001, the Plan is a profit-sharing plan intended to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1165(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i) (1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

SUPPLEMENTAL SCHEDULE

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

Schedule H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

	Cost	Fair Value
Cash Equivalents:		
SSB Yield Enhanced STIF*	$2,995,364	$2,995,364
State Street Bank and Trust*	253,517	253,517
	3,248,881	3,248,881
ADSs:		
GlaxoSmithKline plc*	$ 17,230,003	$ 21,829,161
Mutual funds:		
Puritan Fund	1,686,987	1,789,717
Magellan Fund	2,704,215	2,834,260
Templeton Foreign Fund A	368,856	452,515
Freedom Income	138,616	141,581
Freedom 2000	96,669	99,151
Freedom 2010	115,329	124,868
Freedom 2020	171,731	196,963
Freedom 2030	60,715	68,630
Freedom 2040	140,491	150,677
Common Trust funds:		
MIP Stable Value Fund	13,289,539	13,289,539
SSGA Russell 2000*	1,332,689	1,530,966
SSGA S&P 500 Index Fund*	2,076,909	2,475,212
	39,412,749	44,983,240
Total Investments	$42,661,630	$48,232,121

* Denotes a party-in-interest